NEWS RELEASE

January 16, 2018

Nevsun Discovers New High Grade Copper-Gold Mineralization
500 Meters East of Timok Upper Zone

Vancouver, BC –Nevsun Resources Ltd. (TSX:NSU) (NYSE American:NSU) (“Nevsun” or the “Company”) is pleased to announce new assay results from ongoing exploration drilling targeting new high grade Upper Zone-style mineralization at the Timok copper-gold project (“Timok Project”) in Serbia.

Highlights

•        2.93% Cu and 2.54g/t Au (4.71% Cu equivalent) over 27.0 meters starting at 396 meters in TC170189

•        3.10% Cu and 0.80g/t Au (3.66% Cu equivalent) over 18.0 meters starting at 569 meters in TC170182R

•        3.91% Cu and 1.61g/t Au (5.04% Cu equivalent) over 7.5 meters starting at 474 meters in TC170188R

•        Follow-up exploration electromagnetic surveying and drilling in 2018

•        Cu equivalent calculated as 1g/t Au = 0.7% Cu

•        Intersections estimated to be approximately 50-95% of true width

Drilling has intersected new high-sulphidation epithermal (“HSE” or “Upper Zone-style”) copper-gold mineralization 500 meters to the east of the Upper Zone deposit at Timok.  Mineralization occurs over a 250 by 250 meter area which is similar in plan size to the Timok Upper Zone.  The new zone of mineralization has similar characteristics to the Upper Zone with massive, semi-massive and disseminated mineralization that is dominated by pyrite with lesser covellite and energite.  Exploration drilling will continue in 2018 aided by downhole electromagnetic surveying and will focus on expansion of this new zone of mineralization.

Nevsun CEO, Peter Kukielski, commented, “The assay results reported today are part of the 2017 exploration program for new Timok Upper Zone HSE style mineralization on the license covering the Upper and Lower Zone projects. While the quantum of this new discovery is still unknown, mineralization of a similar tenor could be processed at the Timok Upper Zone mill, further enhancing the already stellar project economics. These results demonstrate the tremendous upside potential of the Timok project area for additional new discoveries. At the Bor deposits five kilometers to the north, approximately 144 million tonnes of HSE mineralization was mined from 27 separate bodies.”

Detailed drill results, sections and a plan map of drill hole locations are attached to this news release.  Hole TC170189 is a vertical Lower Zone hole and does not represent true width.  The other reported holes, suffixed with R, are angled regional exploration holes targeting true width.

Timok Copper-Gold Project

The Timok Project is located in eastern Serbia near the Bor mining and smelting complex. The Timok Project is focussed on the Cukaru Peki (“Timok”) deposit which includes the high grade Upper Zone (characterized by HSE-style massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization).

This news release is solely about new Upper Zone mineralization.  Please refer to the Company’s news release dated October 26, 2017 highlighting the updated Preliminary Economic Assessment for the Upper Zone.

Geology of the Timok Upper Zone

The HSE mineralization in the Upper Zone comprises pyrite-covellite-enargite bearing massive, semi-massive and hydrothermal breccia matrix sulphides that transition to vein and stockwork dominated sulphides at depth.  Mineralization is hosted by a strongly advanced argillic altered volcanic and volcaniclastic andesite sequence. The HSE mineralization forms a single coherent zone at depths ranging from 400 to over 800 metres below surface and underlies fresh andesite and Upper Cretaceous sediments. Pyrite is the dominant sulphide mineral and covellite the principal copper mineral with lesser enargite, bornite and chalcocite occurring in veins, hydrothermal breccias and disseminations. Gold correlates with the copper sulphides and occurs within the associated pyrite.

Quality Assurance

Drill core samples were collected in accordance with protocols that are compatible with accepted industry procedures and best practice. The Company conducts its own analysis of QAQC generated by the systematic inclusion of certified reference materials, blank samples and duplicate samples. The analytical results from the quality control samples have been evaluated and have been demonstrated to conform to best practice standards.

Mr. Peter Manojlovic, P.Geo., Nevsun’s VP Exploration, is a Qualified Person as defined by NI 43-101.  Mr. Manojlovic has reviewed the technical content of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation ("Freeport"), which currently owns 39.6% and upon completion of any Feasibility Study, Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website:www.nevsun.com

Figure 1:  Surface Plan Map Showing Location of Drill Holes

Table 1: Timok Upper Zone Exploration Drilling Results

Table 2: Collar Details

Figure 2:  Section A – A’

Figure 3: Section B – B’

Figure 4: Section C – C’